Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

Vancouver, September 27, 2018

VANC Contracts with Lampyon to Extend its Corozon Educational and Ecommerce Platform with Medical Cannabis Education and New Sales Capabilities

VANCOUVER, BC, September 27, 2018 – VANC Pharmaceuticals Inc. (“VANC”) has contracted with Lampyon Canada Inc. to extend VANC’s proprietary education and ecommerce portal, the Corozon Platform (www.corozonplatform.com), with medical cannabis education and new sales capabilities.

Corozon Platform, which is derived from the Latin word for heart, is designed to be the central educational and ecommerce component of modern community pharmacies. It is currently focused on providing education on point of care testing and the ordering of these tests through its ecommerce store.

Lampyon will produce a series of new modules for ‘Corozon Academy’, the educational section of the Platform, aimed at teaching community pharmacists about the endocannabinoid system, endocannabinoid enhancers and medical cannabis. The new educational modules, created in collaboration with internationally recognized pharmacists and based on scientific principles, will be one of the first of their kind to educate community pharmacists on medical cannabis in Canada.

The modules will focus on the key medical and business facets of medical cannabis that will be important to community pharmacists. The modules will be divided into four principal segments with various modules focused on basic scientific information on the endocannabinoid system and cannabis, medical facets of cannabis, cannabis use in conjunction with modern pharmaceutical medicines and consulting with the medical cannabis user.

The current ecommerce section of the Platform, ‘Hardware’, will be developed into ‘Corozon Store’, introducing new sales capabilities in anticipation of the launch of future products.

These changes will provide access to an expanded scope of information and will enable pharmacists to order a wider range of products and supplies easily and efficiently through the Platform, driving revenues.

Bob Rai said “Our relationship with Emerald Health has reinforced the importance of this emerging area to community pharmacy. Eventually, all community pharmacies will have to address questions related to cannabis from patients or possibly even prescribe medical cannabis. The Corozon Platform positions us to be a key participant in this emerging area in community pharmacy.”

United Pharma Group, a network of 130 pharmacies across Canada is an early adopter of the Corozon Platform and will be the first to have access to the cannabis modules. Sherif Guorgui, CEO of United Pharma Group, said “We are delighted that this exciting initiative is coming to the Corozon Platform. Our members and their pharmacy teams will be the first to benefit from access to information about medicinal and recreational cannabis developed specifically for community pharmacy.”

The legalization of cannabis will have a major impact on community pharmacy as consumers and patients will seek advice from pharmacists. The Corozon Platform, as one of VANC’s core pillars in its new business model, will service community pharmacists with their education and ecommerce needs in this emerging and exciting new business area.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

About Lampyon Canada Inc.

Lampyon was founded in 1998 as a marketing and creative agency, providing market research, marketing strategy, branding, communications, creative design, development, and event and conference services to international clients. Lampyon operates with an in-house team of 25 professionals and an additional 25 conference and event IT experts, with closely collaborating partners around the world to ensure solid local knowledge of markets when working on projects. Lampyon has offices in Canada, Switzerland, Hungary and an event IT base in Dubai. Lampyon Canada Inc. is dedicated to providing services to the Canadian market and is managed by professionals with a focus on pharmacy, pharmaceutical and cannabis market segments.

www.lampyon.ca

For more information, please email info@lampyon.ca.

About United Pharma Group

At 130 members, United Pharma Group (UPG) is Canada's fastest growing network of independent pharmacy owners. UPG’s mission is to strengthen its members to help their business and practice thrive through effectively leveraging the network’s programs, resources and strategic partnerships.

www.unitedpharmagroup.ca

For more information, please email info@unitedpharmagroup.ca.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.